SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE TO THE MARKET

RELEVANT SHAREHOLDING SALE

São Paulo, October 18, 2019 – BRASKEM S.A. (B3: BRKM3, BRKM5 e BRKM6; OTC: BRKMY; LATIBEX: XBRK) (“Company”), pursuant to article 12 of CVM Instruction No. 358/02, hereby announces to its shareholders and the market that it has received a notice from BlackRock, Inc., a non-resident investor, with principal place of business at 55 East 52nd Street, City of New York, State of New York 10022-0002, United States of America, legally represented by Citibank DTVM S.A., enrolled with CNPJ/ME under No. 33.868.597/0001-40, JP Morgan, enrolled with CNPJ/ME under No. 33.851.205/0001-30, and HSBC Bank Brasil S.A., enrolled with CNPJ/ME under No. 01.701.201/0001-89, informing that sold preferred shares class A issued by the Company, being that, on October 10, 2019, its participation reached, in an aggregate basis, 16,924,390 class A preferred shares, representative of approximately 4.90% of the total amount of class A preferred shares issued by the Company, and 1,176,330 derivative financial instruments referenced in class A preferred shares with financial settlement, representative of approximately 0.34% of the total amount of class A preferred shares issued by the Company.

BlackRock, Inc. also announced that (i) the participation above mentioned is held strictly for investment purposes, and it is not intended to change the controlling interest or the administrative structure of the Company; and (ii) BlackRock, Inc. has not entered into any agreement governing the exercise of voting rights or the sale or purchase of securities issued by the Company.

The correspondence received from BlackRock, Inc. is attached to this notice.

For more information, please contact Braskem's Investor Relations Department by calling +55 (11) 3576-9531 or sending an e-mail to braskem-ri@braskem.com.br.

Free Translation from the Original Portuguese Version

BRASKEM S.A.

Rua Lemos Monteiro, nº 120, 24º andar

CEP: 05501-050

São Paulo, SP, Brazil

Attn: Mr. Pedro Van Langendonck Teixeira de Freitas

Investor Relations Officer

Phone: +55 (11) 3576-9531

Fax: +55 (11) 3576-9532

E-mail: braskem-ri@braskem.com.br

October 15, 2019

BRASKEM S.A. - Disclosure of Relevant Ownership Interest Sale

Dear Sirs,

1          BlackRock, Inc. (“BlackRock”) hereby announces, on behalf of some of its clients, as investment manager, that it has saled of class A preferred shares issued by Braskem SA (“Company”), and that, as of October 10, 2019, its participation has reached, in an aggregate basis,  16,924,390 class A preferred shares, representative of approximately 4.90% of the total number of class A preferred shares issued by the Company, and 1,176,330 derivative financial instruments referenced in class A preferred shares with financial settlement, representative of approximately 0.34% of the total number of class A preferred shares issued by the Company.

2          In order to comply with the provisions of Article 12 of the Brazilian Securities and Exchange Commission (“CVM”) Ruling No. 358, dated January 3, 2002, as amended, BlackRock hereby requests the Investor Relations Officer of the Company to disclose the following information to the CVM and other competent bodies:

(i)        BlackRock is headquartered at 55 East 52nd Street, New York, NY 10022-0002, USA.

(ii)       the participation held by BlackRock has reached, in an aggregate basis, 16,924,390 class A preferred shares, representative of approximately 4.90% of the total number of class A preferred shares issued by the Company, and 1,176,330 derivative financial instruments referenced in class A preferred shares with financial settlement, representative of approximately 0.34% of the total number of class A preferred shares issued by the Company, as specified in item 1 above.

(iii)     The purpose of the aforementioned ownership interest is strictly investment, and is not intended to change the controlling interest or administrative structure of the Company; and

(iv)      BlackRock has not entered into any contracts or agreements governing the exercise of voting rights or the purchase and sale of securities issued by the Company.

3          We remain at your disposal for any further clarifications or comments that might be necessary on the subject.

Respectfully submitted,

[signature]

BlackRock, Inc.

By       Renata Cardoso

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 18, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.